UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001-38027

CANADA GOOSE HOLDINGS INC.

(Translation of registrant’s name into English)

250 Bowie Ave

Toronto, Ontario, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information contained herein is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On January 14, 2021, the Board of Directors (the “Board”) of Canada Goose Holdings Inc. (or the “Company”) appointed Michael D. Armstrong to the Board. The Board determined that Mr. Armstrong is an independent director in accordance with applicable NYSE listing rules and the rules and regulations of the U.S. Securities and Exchange Commission.

The Company put out the following release regarding Mr. Armstrong’s appointment:

Toronto, ON — January 14, 2021 – Canada Goose (NYSE: GOOS; TSX: GOOS) today announced the appointment of Michael D. Armstrong, Executive Vice President, ViacomCBS, to the Canada Goose Board of Directors as an independent director, effective immediately, and the appointment of Scott Cameron as President, Asia-Pacific (APAC), effective April 1, 2021.

Michael D. Armstrong, a 22-year veteran of the company, is currently an Executive Vice President, Worldwide Television Licensing & Operations, ViacomCBS Global Distribution Group, where he manages relationships with third-party studios and oversees the international sales teams for formats and CBS Newspath service. Previously, he served as General Manager of BET Networks, where he oversaw strategy and operations, content acquisitions, multi-platform scheduling, marketing, corporate communications, strategy, finance, research and audience science. Mr. Armstrong is on the board of PRX, a non-profit media company specializing in audio journalism and storytelling and is member of the Board of Trustees at his alma mater Hampton University. He previously chaired the boards of Dance Theatre of Harlem and the National Association for Multi-Ethnicity in Communications (NAMIC). Armstrong is also a member of International Academy of Television Arts & Sciences and received an MBA at Chicago Booth School of Business.

“I look forward to Michael’s contributions as a Canada Goose board member, drawing on his extensive expertise in business development and operations throughout the entertainment industry and the world,” said Dani Reiss, President & CEO of Canada Goose. “I am confident that his vast entertainment experience will provide a valuable perspective as we continue to execute on our long-term growth strategy.”

“I am honored to join the Board of Directors at Canada Goose, which has grown into one of the world’s most coveted lifestyle and performance luxury apparel brands. I look forward to working hand in hand with my fellow Board members and the management team to continue to propel the brand’s growth,” said Armstrong.

Scott Cameron joined Canada Goose in 2016 as Chief Strategy and Business Development Officer and most recently served as President of the Greater China region. During his tenure, Cameron was responsible for the development and growth of the brand’s direct-to-consumer channels globally, successfully established Canada Goose’s presence in Asia, and assembled a world-class team. In this new role, he will oversee all marketing and commercial activity within the expanded APAC region, which includes Greater China, Japan, South Korea, Australia and New Zealand.

“Scott has been instrumental in ensuring the highest level of operational excellence throughout our stores globally, building our business in Greater China and providing an exceptional level of support to the executive team for the past five years,” said Reiss. “This appointment is a reflection of his relentless efforts and the success he has helped to drive in the region.”

About Canada Goose

Founded in 1957 in a small warehouse in Toronto, Canada, Canada Goose (NYSE:GOOS, TSX:GOOS) is a lifestyle brand and a leading manufacturer of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic, ensuring a legacy of functionality is embedded in every product from parkas and rainwear to apparel and accessories. Canada Goose is inspired by relentless innovation and uncompromised craftsmanship, recognized as a leader for its Made in Canada commitment. In 2020, Canada Goose announced HUMANATURE, its purpose platform that unites its sustainability and values-based initiatives, reinforcing its commitment to keep the planet cold and the people on it warm. Canada Goose also owns Baffin, a Canadian designer and manufacturer of performance outdoor and industrial footwear. Visit www.canadagoose.com for more information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canada Goose Holdings Inc.

By:	/s/ David Forrest

Name:	David Forrest
Title:	Senior Vice President, General Counsel

Date: January 15, 2021